Response from Predecessor

May 25, 2017

Securities and Exchange Commission
Washington, D.C.  20549

Dear Sirs/Madams:

We have read the Exhibit to Sub-Item 77K of City National Rochdale High Yield Alternative Strategies Master Fund LLC, City National Rochdale High Yield Alternative Strategies Fund LLC, and City National Rochdale High Yield Alternative Strategies Fund TEI LLC Form NSAR-B dated May 30, 2017, and we agree with the statements made therein.

Very truly yours,

/s/ PKF O'Connor Davies, LLP